Exhibit (a)(1)(D)

January 23, 2013

FOR IMMEDIATE RELEASE

AURIZON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS SHAREHOLDERS REJECT THE ALAMOS HOSTILE TAKE-OVER BID

Determines Alamos Bid Is Financially Inadequate

Adopts Shareholder Rights Plan To Enable Board To Explore Full Range of Value-enhancing Alternatives

Vancouver, BC, January 23, 2013 — The Board of Directors of Aurizon Mines Ltd. (TSX:ARZ) (NYSE MKT:AZK) has unanimously recommended that shareholders reject the hostile take-over bid received from Alamos Gold (“the Offer”).

George Brack, Chair of the Special Committee of the Aurizon Board of Directors said, “This is a financially inadequate and opportunistic offer, timed to take advantage of a transition year for Aurizon that we believe will be the foundation of long-term value creation for our shareholders. It fails to compensate Aurizon shareholders for the true value of our assets. We also believe there is increased geopolitical and development risk associated with Alamos shares.”

Mr. Brack added, “The Board and Special Committee are focused on exploring the full range of value-maximizing alternatives for the Company. These include building on existing initiatives and engaging in discussions with third parties regarding potential alternative transactions that create superior shareholder value.”

The Board’s recommendation is based in part on the recommendation of the Special Committee and the advice from financial advisors to Aurizon and the Special Committee and follows a thorough review process, undertaken in consultation with its financial and legal advisors.

Reasons to Reject The Alamos Hostile Bid

The principal factors considered by the Board of Directors in making their determination to recommend that shareholders REJECT the Alamos Offer and NOT TENDER their Aurizon shares include:

The Alamos Offer is financially inadequate:

The value of the Alamos Offer is less than $4.65 per share.

•

The Alamos Offer, based on the closing price of Alamos on the TSX on January 22, 2013, represented a value of $4.55 per Share assuming full pro-ration of the Alamos Offer consideration. This is a 4.1% discount to the closing price of Aurizon’s Shares on the TSX on the same day and a 21% discount to the 52-week high share price of Aurizon.

•

The $4.65 price has never been available to Aurizon Shareholders, based on the implied offer value, since the Alamos Offer announcement was made. Based on the current Alamos Offer value of $4.55 per Share, the effective premium to Aurizon Shareholders has eroded 4% relative to the closing price of the Aurizon Shares on January 11, 2013, the last trading day before the Alamos Offer announcement was made.

•

Scotia Capital Inc. and CIBC World Markets Inc. have each delivered a written opinion to the Board of Directors and Special Committee, respectively, that as of January 22, 2013, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration offered under the Alamos Offer for the Aurizon Shares is inadequate from a financial point of view to the Aurizon shareholders, other than Alamos and its affiliates.

The timing of the Alamos Offer is opportunistic:

•

Casa Berardi is currently undergoing a transition phase in its mine plan, and therefore the recent operating results from Casa Berardi are not reflective of its normalized operations, and the longer term prospects for Aurizon which remain unchanged.

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The Alamos Offer was made at a time when Aurizon’s Shares were trading at its lowest levels since December 2008. It was timed to take advantage of a depressed Aurizon share price following the announcement on November 8, 2012 of Aurizon’s third quarter 2012 financial results and revised guidance for 2012.

•	The day prior to the release of Aurizon’s third quarter 2012 financial results, Aurizon’s Shares traded above the Alamos Offer price.

The Alamos Offer is disadvantageous to Aurizon shareholders, other than Alamos and its affiliates:

•	Aurizon Shareholders would own a maximum of approximately 16% of the combined company, and thus, significantly decreasing their exposure to Aurizon’s assets; and

•	Aurizon would be contributing proportionately more to the combined company in terms of 2013 forecast gold production, gold reserves and gold resources.

The Board also has serious concerns about unequal treatment of Aurizon shareholders as a result of Alamos having entered into private share purchase agreements with certain shareholders of Aurizon immediately prior to the commencement of the Alamos Offer.

The Board’s recommendation that the Aurizon shareholders REJECT the Alamos Offer and DO NOT TENDER their Aurizon Shares, as well as a more detailed discussion of its reasons for rejecting the Alamos offer and the written opinions provided by Scotia Capital Inc. and CIBC World Markets Inc., are contained in a Directors’ Circular that will be filed today, a copy of which will be available at www.sedar.com, www.aurizon.com/maximizevalue and as part of the Schedule 14D-9 to be filed by Aurizon on EDGAR and available at www.sec.gov. Copies of the Director’s Circular are being mailed to all shareholders and shareholders are urged to read the Directors’ Circular and accompanying letter in its entirety.

Adoption of Shareholder Rights Plan

The Aurizon Board of Directors also announced today that it has adopted a shareholder rights plan (the “Rights Plan”) to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if appropriate, to any unsolicited take-over bid, including the Alamos Offer and to encourage equal treatment of shareholders in connection with any take-over bid offer. The Rights Plan is not intended to prevent a take-over of Aurizon or to secure continuance in office of management or the directors. While the Rights Plan is immediately effective, it remains subject to regulatory approval. The Company intends to seek shareholder ratification of the Rights Plan at a special meeting of shareholders to be held on March 7, 2013. A copy of the Rights Plan will be filed today and will be available at www.sedar.com, www.aurizon.com/maximizevalue and as part of the registration statement on Form 8-A to be filed by Aurizon and available at www.sec.gov.

How to Withdraw Shares from the Alamos Offer

Shareholders who have questions or who may have already tendered their shares to the Alamos Offer and wish to withdraw them, may do so by contacting our Information Agent, Georgeson Toll Free (North America): 1-888-605-7616, Outside North America Call Collect: 1-781-575-2422 or Email: askus@georgeson.com.

This news release contains forward-looking information (as defined in the Securities Act (British Columbia)) and forward-looking statements (collectively, “forward-looking statements”) that are prospective in nature. All statements other than statements of historical fact may be forward-looking statements. In this news release, such forward-looking statements include statements regarding the value of Aurizon, the long-term prospects of Casa Berardi, estimates regarding 2013 gold production and the adoption of a shareholder rights plan. These forward-looking statements are based on a number of assumptions, including assumptions regarding the Alamos Offer and the value of Aurizon’s assets, in particular Casa Berardi; the shareholder rights plan becoming effective as planned; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; interest and exchange rates; the price of gold and other metals; competitive conditions in the mining industry; title to mineral properties; financing requirements; general economic conditions; and changes in laws, rules and regulations applicable to Aurizon. Although management of Aurizon believes that the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained in this news release and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include those risks set forth in Aurizon’s Annual Information Form dated March 30, 2012. You should not place undue reliance on any forward-looking statements contained in this news release. Aurizon specifically disclaims any obligation to reissue or update these forward-looking statements as a result of new information or events after the date hereof, except as may be required by law.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the NYSE MKT under the symbol “AZK”. Additional information on Aurizon and its properties is available on Aurizon’s website at www.aurizon.com.

Media Contact:

Longview Communications

Trevor Zeck (604) 375-5941 or Nick Anstett (416) 649-8008

Investor Contact:

Jennifer North, Manager Investor Relations

Aurizon Mines Ltd.

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600 Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)

Email: info@aurizon.com Website: www.aurizon.com